Exhibit 26

CREDIT AGREEMENT

This Credit Agreement (as amended from time to time, this “Agreement”), dated March 27, 2025, is between Bridge Bank, a division of Western Alliance Bank (the “Lender”), and Grown Rogue Unlimited, LLC, an Oregon limited liability company (the “Borrower”).

1. DEFINITIONS.

1.1 Defined Terms. All terms defined in Articles 1 through 9 of the applicable Uniform Commercial Code, as it may be amended from time, shall have the meanings specified therein unless otherwise defined herein or unless the context otherwise requires. As used in this Agreement, the following terms shall have the following meanings:

“Advances” means advances by Lender to Borrower under Section 2 hereof.

“Affiliate” shall mean, as to any entity, any Person which directly or indirectly controls, is controlled by, or is under common control with, such entity. One Person shall be deemed to control another Person if the controlling Person owns directly or indirectly 10% or more of the Equity Interests of the controlled Person or possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the controlled Person, whether through ownership of Equity Interests, by contract or otherwise.

“Anti-Corruption Laws” means all laws, rules and regulations of any jurisdiction applicable to (a) any Loan Party, (b) any Subsidiary or (c) any Affiliate of any Loan Party or any Subsidiary from time to time concerning or relating to bribery or corruption.

“Anti-Money Laundering Laws” means any and all laws, statutes, regulations or obligatory government orders, decrees, ordinances or rules applicable to (a) any Loan Party, (b) any Subsidiary or (c) any Affiliate of any Loan Party or any Subsidiary related to terrorism financing or money laundering, including any applicable provision of the Patriot Act.

“Applicable Act” means, as to any state, province or territory in which any Loan Party or Subsidiary does business, all applicable state, provincial and territorial cannabis laws and regulations, as in effect from time to time.

“Applicable Margin” means 4.9%.

“Applicable Regulator” means, as to any state, province or territory in which any Loan Party or Subsidiary does business, all applicable state, provincial or territorial cannabis regulators.

“Applicable State” means each state, province or territory in which any Loan Party or Subsidiary does business.

“Banking Services” means each and any of the following bank services provided to any Loan Party by Lender or any Affiliate of Lender: (a) credit cards for commercial customers (including, without limitation, “commercial credit cards” and purchasing cards), (b) stored value cards, (c) merchant card services, and (d) treasury management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services).

“Banking Services Obligations” means any and all obligations of the Loan Parties, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), in connection with Banking Services.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership of the Loan Parties as required by 31 C.F.R. § 1010.230 (as amended, modified or supplemented from time to time), in form and substance satisfactory to the Lender.

“Borrower’s Operating Account” means a depository account maintained at Lender and designated by Borrower as Borrower’s Operating Account for purposes of this Agreement.

“Business Day” means a day (other than a Saturday or Sunday) on which banks generally are open in the State of New York for the conduct of substantially all of their commercial lending activities.

“Cannabis Business” shall mean the business of acquiring, cultivating, manufacturing, extracting, testing, producing, processing, possessing, selling (at retail or wholesale), dispensing, distributing, transporting, packaging, labeling, marketing or disposing of cannabis, marijuana or related substances or products containing or relating to the same, and all ancillary activities related to the foregoing, including leasing any real property on which any such activity is conducted.

“Change in Control” shall mean the occurrence of any of the following events: (a) J. Obie Strickler shall cease to own and control, directly or indirectly, at least 5.0% (the “Minimum Equity Interest”) of the outstanding Equity Interests of Parent Guarantor; (b) Parent Guarantor shall cease to own and control, directly or indirectly, at least 100% of the outstanding Equity Interests of Borrower; (c) Borrower shall cease to own and control, directly or indirectly, 100% (or with respect to Subsidiary Guarantors in existence on the date hereof, such lesser percent as is owned and controlled on the date hereof) of each class of the outstanding Equity Interests of each Subsidiary Guarantor; or (d) the granting by J. Obie Strickler, directly or indirectly, of a Lien in his or her Equity Interest in Borrower, except with respect to his Equity Interest in Borrower that is in excess of the Minimum Equity Interest. For the purpose hereof, the terms “control” or “controlling” shall mean the possession of the power to direct, or cause the direction of, the management and policies of Borrower by contract or voting of Equity Interests.

“Change in Law” means (a) the adoption of any law, rule, regulation or treaty (including any rules or regulations issued under or implementing any existing law) after the date of this Agreement, (b) any change in any law, rule, regulation or treaty or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement, or (c) compliance by the Lender with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement; provided that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder, issued in connection therewith or in implementation thereof, and (ii) all requests, rules, guidelines and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, shall in each case be deemed to be a “Change in Law,” regardless of the date enacted, adopted, issued or implemented.

“Change in Management” means J. Obie Strickler, shall cease to manage the Loan Parties and their business, unless another Person acceptable to Lender has become the manager of the Loan Parties and their business.

“Collateral” shall mean all assets of the Loan Parties, including but not limited to (a) the Collateral (as defined in the Security Agreement executed by the Subsidiary Guarantors in favor of Lender dated the date hereof), (b) the Collateral (as defined in the Security Agreement executed by the Parent Guarantor in favor of Lender dated the date hereof), and (c) all property encumbered by any Mortgage. Without limitation, Collateral includes all property and assets granted as collateral security for all or any portion of the Obligations, whether real or personal property, whether granted directly or indirectly, whether granted now or in the future, and whether granted in the form of a security interest, mortgage, collateral mortgage, deed of trust, assignment, pledge, chattel mortgage, collateral chattel mortgage, chattel trust, factors’ lien, equipment trust, conditional sale, trust receipt, lien or title retention contract, lease or consignment intended as a security device, or any other security or lien interest whatsoever, whether created by law, contract or otherwise

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Debenture Conversion” means the conversion of the Debentures to Equity Interests in the Parent Guarantor in accordance with the terms of the Debentures at the election of the holders of the Debentures.

“Debenture Conversion Escrow” means the deposit of $3,300,000.00 of the proceeds of the Term Loan into an escrow pursuant to the terms of the Debentures, which escrowed funds will (a) in case of a Debenture Redemption, be used to repay the Debentures, or (b) in the case of a Debenture Conversion, be used to make the Debenture Conversion Term Loan Prepayment, with the remaining escrowed funds to be transferred to the Borrower.

“Debenture Conversion Term Loan Prepayment” shall have the meaning provided in Section 2.1.

“Debenture Redemption” means the redemption of the Debentures in accordance with the terms of the Debentures in the absence of a Debenture Conversion.

“Debentures” means debentures previously issued by Parent Guarantor in the face amount of $3,300,000.00, which debentures provide that Borrower shall give thirty days’ notice of redemption thereof, and after receipt of such notice by the holders of such debentures, the holders may elect to proceed with such redemption or to convert such debentures to Equity Interests in Parent Guarantor.

“Default” means any event which, with notice, lapse of time or both, would constitute an Event of Default.

“Designated Persons” means any Person listed on a Sanctions List.

“EBITDA” means, with reference to any period, (a) Net Income of the Loan Parties for such period, plus (b) the sum of all amounts deducted in arriving at such Net Income for such period in respect of (i) Interest Expense for such period, (ii) federal, state and local income taxes for such period, (iii) depreciation of fixed assets and amortization of intangible assets for such period, and (iv) non-cash charges and charges deemed by Lender to be extraordinary for such period, minus (c) non-cash gains and amounts deemed by Lender to be nonrecurring gains for such period, all determined for the Loan Parties on a consolidated basis in accordance with GAAP.

“Environmental Laws” means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material or to health and safety matters.

“Equipment Lease Obligations” means all obligations of one or more of the Loan Parties to Lender or any Affiliate of Lender under equipment leases.

“Equity Interest” means (a) in the case of a corporation, its corporate stock, (b) in the case of a partnership, its partnership interests (whether general or limited), (c) in the case of a limited liability company, its membership interests, (d) in the case of an association or other entity, any shares, interests, participations, rights or other equivalents (however designated) of its stock or other equity interests, and (e) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions or assets of, the issuing Person.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations thereunder.

“ERISA Affiliate,” as applied to any Loan Party or any Subsidiary, shall mean any trade or business (whether or not incorporated) which is a member of a group of which any Loan Party or any Subsidiary is a member and which is under common control within the meaning of Section 414 of the Internal Revenue Code and the regulations promulgated and rulings issued thereunder.

“Event of Default” has the meaning provided in Section 9 hereof.

“Excluded Swap Obligation” means, with respect to any guarantor of any Obligation, any Swap Obligation if, and to the extent that, all or a portion of the guaranty of such guarantor of, or the grant by such guarantor of a security interest to secure, such Swap Obligation (or any guaranty thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) (a) by virtue of such guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the guaranty of such guarantor or the grant of such security interest becomes or would become effective with respect to such Swap Obligation or (b) in the case of a Swap Obligation subject to a clearing requirement pursuant to Section 2(h) of the Commodity Exchange Act (or any successor provision thereto), because such guarantor is a “financial entity,” as defined in Section 2(h)(7)(C)(i) of the Commodity Exchange Act (or any successor provision thereto), at the time the guaranty of such guarantor becomes or would become effective with respect to such related Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guaranty or security interest is or becomes illegal.

“Federal Cannabis Law” shall mean any federal law, rule, order, regulation, policy, requirement or restriction (and each similar form of decision of, or determination by, or interpretation or administration of any of the foregoing) as such relates, either directly or indirectly, to the cultivation, harvesting, production, distribution, sale and possession of cannabis, marijuana or related substances or products containing or relating to the same, including the prohibition on drug trafficking under 21 U.S.C. § 841(a), et seq., the conspiracy statute under 18 U.S.C. § 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. § 2, the bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. § 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. § 3, and federal money laundering statutes under 18 U.S.C. §§ 1956, 1957, and 1960 and the regulations and rules promulgated under any of the foregoing.

“Fixed Charge Coverage Ratio,” for any period, means the ratio of (a) (i) EBITDA, minus (ii) cash taxes, minus (iii) Restricted Payments, minus (iv) Maintenance Capital Expenditures, plus (v) operating lease expense to (b) the sum of (i) current maturities of principal of long term debt (including current maturities of capital leases), plus (ii) Interest Expense, plus (iii) operating lease expense, all determined for the Loan Parties on a consolidated basis in accordance with GAAP.

“Floor” shall mean zero percent (0.0%).

“Funded Debt” of any Person means (without duplication) (a) all indebtedness created, assumed or incurred in any manner representing money borrowed (including by the issuance of debt securities), (b) all indebtedness incurred to finance the purchase price of equipment or other fixed assets, (c) all indebtedness secured by any Lien upon property of such Person, whether or not such Person has assumed or become liable for the payment of such indebtedness, (d) all capitalized lease obligations, and (e) all obligations on or with respect to letters of credit, bankers’ acceptances and other extensions of credit whether or not representing obligations for borrowed money, all determined for the Loan Parties on a consolidated basis in accordance with GAAP.

“GAAP” means generally accepted accounting principles consistently applied with those of the preceding fiscal year of Borrower, provided that Lender acknowledges that for the period to and including December 31, 2025, the financial statements of the Loan Parties were prepared in accordance with International Financial Reporting Standards, and all references to GAAP in this Agreement shall be interpreted to mean (a) International Financial Reporting Standards with respect to periods ending on or before December 31, 2025, and (b) GAAP with respect to periods commencing on or after January 1, 2026. For avoidance of doubt, if a twelve month period includes fiscal quarters ending on or before December 31, 2025 and fiscal quarters commencing on or after January 1, 2026, the information presented for such period may include information prepared in accordance with International Financial Reporting Standards with respect to any fiscal quarters ending on or before December 31, 2025 and included in such twelve month period.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guaranties” means each guaranty of one or more Guarantors with respect to any Obligations and any other guaranty of all or any portion of the Obligations.

“Guarantors” means Parent Guarantor, Subsidiary Guarantors and any other guarantor of all or any portion of the Obligations.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Holders” means, as to any entity, its shareholders, members or other holders of Equity Interests.

“Interest Expense” means, with reference to any period, the sum of all interest charges (including imputed interest charges with respect to capitalized lease obligations and all amortization of debt discount and expense) for such period determined for the Loan Parties on a consolidated basis in accordance with GAAP.

“Interest Rate Agreements” means all agreements evidencing or relating to Interest Rate Agreement Liabilities.

“Interest Rate Agreement Liabilities” shall mean all obligations and liabilities of any one or more of the Loan Parties to Lender or any Affiliate of Lender under interest rate risk management agreements, including but not limited to interest rate swap, cap and similar agreements from time to time entered into by any Loan Party with Lender or any Affiliate of Lender (or by others guaranteed or otherwise secured by Lender or any Affiliate of Lender), as amended, revised, supplemented or restated from time to time.

“Letter of Credit” means any letter of credit issued by Lender or an Affiliate of Lender (or by others guaranteed or otherwise secured by Lender or any Affiliate of Lender) at the request of any Loan Party.

“Letter of Credit Liabilities” means the face amount of all outstanding Letters of Credit, the unreimbursed amounts of drawings under Letters of Credit and all unpaid interest, fees and expenses relating to the foregoing.

“Lien” means, with respect to any Person, any interest granted by such Person in any real or personal property, asset or other right owned or being purchased or acquired by such Person (including an interest in respect of a capital lease) that secures payment or performance of any obligation and shall include any mortgage, lien, encumbrance, title retention lien, charge or other security interest of any kind, whether arising by contract, as a matter of law, by judicial process or otherwise.

“Loan Documents” means this Agreement, the Note, each document delivered hereunder and each other instrument, document, guaranty, security agreement, mortgage, deed of trust, chattel mortgage, pledge, subordination agreement, ISDA Agreement, Schedule to ISDA Agreement, other document evidencing Interest Rate Agreement Liabilities, power of attorney, consent, assignment, contract, notice, security agreement, lease, financing statement, patent, trademark or copyright registration, subordination agreement, trust account agreement, or other agreement executed and delivered by any Loan Party with respect to this Agreement or the Obligations or to create or perfect any Lien in any Collateral or other security, in each case as amended, modified or supplemented from time to time.

“Loan” means the Term Loan.

“Loan Parties” means the Borrower and the Guarantors

“Maintenance Capital Expenditures” means, for any period, 50% of depreciation.

“Material Adverse Effect” means a material adverse change in or a material adverse effect on (a) the business, assets, operations or financial condition of (i) the Borrower, (ii) the Loan Parties taken as a whole, or (iii) the Loan Parties and the Subsidiaries taken as a whole, (b) the ability of any Loan Party to perform any of its obligations under the Loan Documents to which it is a party, (c) the Collateral, or the Lender’s liens on and security interests in the Collateral or the perfection or priority of such liens and security interests, or (d) the rights of or benefits available to the Lender under, or the ability of Lender to enforce, any of the Loan Documents.

“Material Contracts” shall have the meaning provided in Section 5.20.

“Maturity Date” means March 27, 2029.

“Mortgage” means any Mortgage or Deed of Trust securing all or any portion of the Obligations.

“Net Income” means, for any period, the net income (or net loss) after taxes of the Loan Parties for such period, including nonrecurring losses and excluding nonrecurring gains; provided that there shall be excluded (a) the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary or is merged into or consolidated with a Loan Party or any Subsidiary, and (b) the income (or loss) of any Person (other than a Loan Party) in which the Parent Guarantor or any Subsidiary has an ownership interest, except to the extent that any such income is actually received by a Loan Party in the form of dividends or similar distributions on account of such Loan Parties’ ownership interest; all determined for the Loan Parties on a consolidated basis in accordance with GAAP.

“Note” means the Term Note.

“Obligations” means all obligations of the Loan Parties arising under this Agreement, the Note or any other Loan Document, and all other amounts owing by the Loan Parties, or any of them, to Lender or any Affiliate of Lender, including but not limited to amounts owing under any Guaranty. “Obligations” includes but is not limited to Letter of Credit Liabilities, Interest Rate Agreement Liabilities, Banking Services Obligations and Equipment Lease Obligations; provided, however, that this definition of “Obligations” shall not create any guaranty by any Guarantor of (or grant of security interest by any Guarantor to support, as applicable) any Excluded Swap Obligations of such Guarantor.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“Parent Guarantor” means Grown Rogue International Inc., an Ontario business corporation.

“Patriot Act” means USA Patriot Act (Title III of Pub. L. 107-56).

“Permit” means any permit, license, certificate (including a certificate of occupancy) registration, authorization, application, filing, notice, qualification, waiver of any of the foregoing or approval of a Governmental Authority.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means an employee benefit plan which is a defined benefit plan covered by Title IV of ERISA.

“PPSA” means the Personal Property Security Act, as enacted in the applicable province in Canada.

“Regulatory License” means, as to each Loan Party or Subsidiary, the licenses and related approvals authorizing such entity, as applicable, to operate as a grower, processor, dispensary as applicable, in each state, province and territory in which it so operates, that can lawfully cultivate, produce, process and sell, as applicable, cannabis and cannabis products.

“Restricted Payments” means dividends and distributions; amounts paid to purchase, redeem, retire or otherwise acquire for value any of the Equity Interest, or any warrant or option to purchase any Equity Interest, of any Loan Party now or hereafter outstanding; and any amounts paid as a return of capital to the Holders of any Loan Party.

“Sanctions” means:

(a) economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government and administered by OFAC; and

(b) economic or financial sanctions imposed, administered or enforced from time to time by the U.S. State Department, the U.S. Department of Commerce, the U.S. Department of the Treasury or any other relevant sanctions authority of the United States, Canada or any other applicable country.

“Sanctions List” means any of the lists of specifically designated nationals or designated persons (or equivalent) held by the U.S. government and administered by OFAC, the U.S. State Department, the U.S. Department of Commerce or the U.S. Department of the Treasury or the United Nations Security Council or any similar list maintained by or any other relevant governmental entity of the United States, Canada or any other applicable country, in each case as the same may be amended, supplemented or substituted from time to time.

“Subordinated Debt” means any obligations that are subordinated to any Obligations on terms approved by Lender.

“Subordination Agreement” means any Subordination Agreement between Lender and any creditor of any Loan Party with respect to Subordinated Debt.

“Subsidiary” means any corporation, limited liability company, partnership, association or other entity of which any one or more Loan Parties directly or indirectly owns, controls or holds securities or other Equity Interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests.

“Subsidiary Guarantors” means Grown Rogue Gardens, LLC, an Oregon limited liability company, GRU Properties, LLC, an Oregon limited liability company, GRIP, LLC, an Oregon limited liability company, Grown Rogue Distribution, LLC, an Oregon limited liability company, Canopy Management, LLC, a Michigan limited liability company, Grown Rogue Retail Ventures, LLC, a Delaware limited liability company, GR Michigan, LLC, a Michigan limited liability company, Golden Harvests LLC, a Michigan limited liability company, Grown Rogue West New York, LLC, a New Jersey limited liability company, and any other Subsidiary of Borrower that becomes a guarantor of all or any portion of the Obligations.

“Swap Obligation” means, with respect to any guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Term Loan” means the Advance under Section 2.1 hereof.

“Term Note” means the Term Note executed by Borrower and delivered to Lender dated the date hereof in the amount of $7,000,000.00, as it may be amended, modified, supplemented or replaced from time to time in accordance with Section 11.4 hereof.

“Term SOFR Rate” means the 1-month Term SOFR Reference Rate (“Term SOFR”) which is published for loans in United States Dollars by CME Group Benchmark Administration Limited and is obtained by Lender from Bloomberg Financial Services Systems with the code TSFR1M (or, if no longer available, any similar or successor publication selected by Lender). The Term SOFR Rate shall initially be determined on the date that is two U.S. Government Securities Business Days immediately before the date of this Agreement and shall thereafter be adjusted monthly on the first day of each calendar month to be the Term SOFR determined by Lender to be in effect on the date that is two U.S. Government Securities Business Days prior to the first day of each calendar month. Notwithstanding the foregoing, if the Term SOFR Rate is less than the Floor, the Term SOFR Rate shall be deemed to be the Floor for purposes of this Agreement; provided, however, if Borrower and Lender have entered into a swap under an Interest Rate Agreement, the Floor shall be applicable only to any portion of the principal amount of the Loan that is in excess of the then remaining notional amount of such swap.

“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

1.2 Accounting and Financial Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect in the United States from time to time; provided that, if the Borrower notifies the Lender that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP, or in the application thereof, on the operation of such provision (or if the Lender notifies the Borrower that the Lender requests an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

1.3 Accounting for Leases. The effect of any changes to GAAP that would require leases which are, or would have been, classified as operating leases under GAAP as it existed prior to the adoption of FASB Accounting Standards Update 2016-02 to be classified and accounted for as capital leases under revised GAAP (including by reason of adoption of FASB Accounting Standards Update 2016-02) shall be disregarded for the purposes of computing any financial ratios and requirements herein.

2. CREDIT FACILITY.

2.1 Term Loan. The Lender agrees to make an Advance to Borrower on the date hereof in the amount of Seven Million and 00/100 Dollars ($7,000,000.00). The Advance under this Section 2.1 shall be evidenced by, and be payable with interest in accordance with the terms of, the Term Note and this Agreement. Borrower shall repay the Term Loan (a) in monthly payments on the first day of each month, commencing on April 1, 2025 and continuing on the first day of each month thereafter until the Maturity Date, each in the amount equal to the sum of (i) the principal payment amount set forth on the attached Schedule 2.1, plus (ii) if the Debenture Conversion Term Loan Prepayment has not been paid, $13,889, plus (iii) all accrued and unpaid interest, and (b) a final payment of all outstanding principal and interest on the Maturity Date; provided that if a Debenture Conversion occurs, Borrower shall make a payment of $1,000,000.00 of principal of the Term Note (the “Debenture Conversion Term Loan Prepayment”) on the earlier of (x) the 35th day after the date hereof, and (ii) the release of the Debenture Escrow. Amounts repaid on the Term Loan may not be reborrowed. The Lender shall maintain records of all payments on the Term Note. The aggregate outstanding principal amount of all Advances under this Section 2.1 set forth on the records of the Lender shall be rebuttable presumptive evidence of the principal amount owing and unpaid on the Term Note.

2.2 Interest.

(a) Interest Rate. The unpaid principal balances of the Note shall bear interest at a per annum rate equal the greater of (i) the Term SOFR Rate plus the Applicable Margin, and (ii) 9.0%; provided, however, if Borrower and Lender have entered into a swap under an Interest Rate Agreement, the foregoing clause (ii) shall be applicable only to any portion of the principal amount of the Loan that is in excess of the then remaining notional amount of such swap. Accrued and unpaid interest on the Note shall be payable in arrears on the first day of each month and on the Maturity Date; provided that interest accrued pursuant to Section 2.2(b) shall be payable on demand; provided further that if the first day of a month does not fall on a Business Day, the payment shall be due on the next Business Day (without the obligation to pay additional days of accrued interest). Interest will be computed on the unpaid principal balance from the date of each borrowing. Term SOFR shall be determined by the Lender, and such determination shall be conclusive absent manifest error. Interest hereunder shall be computed on a 365/360 basis; that is, by applying the ratio of the interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. All interest payable hereunder is computed using this method. This calculation method results in a higher effective interest rate than the numeric interest rate stated in this Agreement. Borrower agrees to an effective rate of interest that is the rate stated herein plus any additional rate of interest resulting from any other charges in the nature of interest paid or to be paid by or on behalf of Borrower, or any benefit received or to be received by or on behalf of Lender, in connection with this Agreement or any other Loan Documents.

(b) Default Rate; Late Charge.

(i) Notwithstanding the foregoing, during the continuance of an Event of Default, the Lender may, at its option, by notice to the Borrower declare that the Note shall bear interest at 5.0% per annum plus the rate otherwise applicable to the Note, whether or not the Lender elects to accelerate the maturity of the Note, from the date of such Event of Default.

(ii) Without limitation of Section 2.2(b)(i), if any payment owing hereunder is not paid when due (whether by acceleration or otherwise, excluding the payment due on the Maturity Date) or within 10 days thereafter, Borrower agrees to pay to Lender a late payment fee equal to 5% of the payment amount.

(c) Matters Affecting Term SOFR Rate. If Lender determines (which determination shall be conclusive absent manifest error) that either of the following has occurred: (i) Term SOFR ceases to exist or is no longer available; or (ii) a public announcement by the regulatory supervisor for the administrator of Term SOFR, or a determination made by Lender, that Term SOFR is no longer representative, then commencing on the next reset date, the interest rate hereunder shall be replaced with such alternate base rate and spread (collectively, “Benchmark Replacement”) as Lender determines in its sole discretion to be most comparable to the then-current interest rate. Notwithstanding anything to the contrary contained herein or in any other Loan Document, in the event the selected base rate (as determined in accordance with the foregoing) for any applicable interest period is less than the Floor, the base rate shall be deemed to be the Floor; provided, however, if Borrower and Lender have entered into a swap under an Interest Rate Agreement, the Floor shall be applicable only to any portion of the principal amount of the Loan that is in excess of the then remaining notional amount of such swap.

In connection with the implementation of a Benchmark Replacement, Lender will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of Borrower. “Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes, such as changes to the definitions of “Business Day,” “Interest Period,” or timing and frequency of determining rates and making payments of interest, that Lender decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof in a manner substantially consistent with market practice (or, if the Lender decides that adoption of any portion of such market practice is not administratively feasible or if Lender determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as Lender decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

(d) Maximum Interest Rate. In no event shall the interest rate charged hereunder exceed the maximum rate allowed by law. Any interest payment that would for any reason be unlawful under applicable law shall be applied to principal.

2.3 Fees.

(a) Facility Fee. Borrower shall pay to Lender (i) on the date hereof, a one-time facility fee in the amount of Sixty Thousand and 00/100 Dollars ($60,000.00), which fee shall be deemed fully earned and nonrefundable upon Lender’s execution of this Agreement, and (ii) in case of a Debenture Redemption, an additional one-time facility fee in the amount of Ten Thousand and 00/100 Dollars ($10,000.00), which fee shall be deemed fully earned and nonrefundable upon the Debenture Redemption.

(b) Permitted Prepayment. Subject to Section 2.3(c), the Term Loan may be prepaid at any time without premium or penalty. For avoidance of doubt, there shall be no prepayment premium or penalty due upon any prepayment of the Term Loan if the Borrower and Lender do not enter into an Interest Rate Agreement.

(c) Prepayment. Prepayment of the principal amount of the Loan, in whole or in part, whether voluntary or involuntary, will be subject to payment by Borrower to Lender of all assessments, losses, fees and costs of any kind or nature incurred by Lender under any and all Interest Rate Agreements, which arise, directly or indirectly, as a result of such prepayment. Moreover, at no time during the term of the Loan may the then principal balance of the Loan be less than the then remaining notional amount of any swap under an Interest Rate Agreement, and any prepayment of the Loan below the notional amount will require an equivalent reduction in the notional amount under the Interest Rate Agreement. This prepayment provision is only applicable if Borrower and Lender have entered into a transaction under an Interest Rate Agreement.

2.4 Payments Free of Taxes. Any and all payments by or on account of any obligation of Borrower under any Loan Document shall be made without deduction or withholding for any taxes, except as required by applicable law. If any applicable law requires the deduction or withholding of any tax from any such payment, then the sum payable by the Borrower shall be increased as necessary so that after such deduction or withholding has been made the Lender receives an amount equal to the sum it would have received had no such deduction or withholding been made.

2.5 Interest Rate Agreements and Interest Rate Agreement Liabilities. Without limitation, (a) all Collateral shall secure all Interest Rate Agreement Liabilities, (b) an Event of Default under this Agreement shall also constitute an event of default under all Interest Rate Agreements, (c) during the continuance of an Event of Default under this Agreement, the Lender may demand payment of all Interest Rate Agreement Liabilities, (d) an event of default under any Interest Rate Agreement shall also constitute an Event of Default under this Agreement and an event of default under each other Loan Document, and (e) during the continuance of an event of default under any Interest Rate Agreement, the Lender may exercise all of its rights and remedies under the Loan Documents, including acceleration of the Obligations.

3. PAYMENTS; COLLECTIONS.

3.1 Payments. Any other provision of this Agreement to the contrary notwithstanding, the Borrower shall make all payments of interest on and principal of the Loan and all payments to the Lender with respect to payment of other fees, costs and expenses payable under any Loan Document in immediately available funds to the Lender without setoff, deduction or counterclaim. The Borrower authorizes the Lender to charge from time to time against any account of Borrower any Obligations when due, including but not limited to payments owing by reason of Letters of Credit. Each payment received by the Lender may be applied to the Obligations in such order of application as the Lender, in its sole discretion, may elect. Without limitation of Borrower’s obligation to timely pay all principal, interest and other amounts owing on the Obligations, Borrower shall maintain a Borrower’s Operating Account, and Borrower authorizes Lender to debit all amounts due on the Obligations from time to time to Borrower’s Operating Account.

3.2 Collections. Borrower shall, and shall cause each other Loan Party to, continue to collect, at its own expense, all amounts due or to become due to Loan Parties under the Loan Parties’ accounts and other Collateral. In connection with such collections, Loan Parties may take (and, at Lender’s direction given during the continuance of an Event of Default, shall take) such action as Loan Parties or Lender may deem necessary or advisable to enforce collection of the Loan Parties’ accounts and other Collateral; provided, however, that Lender shall have the right at any time, during the continuance of an Event of Default, without giving notice to any Loan Party of Lender’s intention to do so, to notify the account debtors under any of the accounts of any Loan Party or obligors with respect to any Collateral of the assignment of such accounts and such other Collateral to Lender and to direct such account debtors or obligors to make payment of all amounts due or to become due to any Loan Party thereunder directly to Lender and, upon such notification and at the expense of the Loan Parties to enforce collection of any such accounts or other Collateral, and to adjust, settle or compromise the amount or payment thereof in the same manner and to the same extent as any Loan Party might have done, but unless and until Lender does so or gives Borrower other instructions, the Loan Parties shall make all collections for Lender. Any application of any collection to the payment of any Obligation is conditioned upon final payment of any check or other instrument.

4. SET-OFF; ETC.

During the continuance of an Event of Default, the Lender and each of the Affiliates of Lender may offset any and all balances, credits, deposits (general or special, time or demand, provisional or final), accounts or monies of Borrower then or thereafter with the Lender or such Affiliate, or any other obligations of the Lender or such Affiliate to Borrower, against the Obligations. Borrower hereby grants to the Lender, for itself and as agent for each Affiliate of Lender a security interest in all such balances, credits, deposits, accounts or monies to secure the Obligations.

5. REPRESENTATIONS AND WARRANTIES.

To induce the Lender to extend credit hereunder, the Borrower represents and warrants that at all times during the term of this Agreement:

5.1 Organization. Each Loan Party is validly organized and existing under the laws of the jurisdiction of its organization, has full power and authority to own its property and conduct its business substantially as presently conducted by it and is duly qualified to do business in each jurisdiction where the nature of its business makes such qualification necessary and where the failure to so qualify would reasonably be expected to have a Material Adverse Effect.

5.2 Authority; Binding Effect. Each Loan Party’s execution, delivery and performance of the Loan Documents to which such Loan Party is a party have been duly authorized by all necessary action, and each of the Loan Parties has full power and authority to enter into and to perform its obligations under the Loan Documents to which it is a party. When executed and delivered, the Loan Documents will constitute the legal, valid, and binding obligations of each Loan Party, as applicable, and will be enforceable against such parties in accordance with their respective terms, subject only to bankruptcy, insolvency, reorganization, moratorium or similar laws at the time in effect affecting the enforceability of rights of creditors generally and by general equitable principles which may limit the right to obtain equitable remedies.

5.3 No Conflict. Each Loan Party’s execution, delivery and performance of the Loan Documents does not require the consent or approval of any Person which has not been obtained and does not conflict with any agreement binding upon any Loan Party or any property of any Loan Party.

5.4 Litigation or Proceeding. There is no litigation, bankruptcy proceeding, arbitration or governmental proceeding pending, threatened in writing, or to Borrower’s actual knowledge otherwise threatened, against any Loan Party or any Subsidiary (a) which is a criminal proceeding, or (b) which, if determined adversely to such party, would reasonably be expected to have a Material Adverse Effect.

5.5 Employment and Labor Matters. There are no strikes, lockouts or slowdowns against any Loan Party pending or, to the knowledge of the Borrower, threatened. The hours worked by and payments made to employees of the Loan Parties have not been in violation of the Fair Labor Standards Act or any other applicable federal, state, local or foreign law dealing with such matters. All payments due from any Loan Party, or for which any claim may be made against any Loan Party, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of such Loan Party.

5.6 ERISA. Neither any Loan Party nor any ERISA Affiliate of any Loan Party has maintained, established, sponsored or contributed to any Plan.

5.7 Use of Proceeds. Advances will be used to pay existing indebtedness and to provide working capital to Borrower and for the Borrower’s general corporate purposes. No part of the proceeds of the Loan will be used for any purpose which (a) violates, or is inconsistent with, this Agreement, or (b) violates, or is inconsistent with, any Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions or regulations promulgated by the Board of Governors of the Federal Reserve System.

5.8 Margin Stock; Investment Company Act. No Advance will be used to purchase Margin Stock as defined in Regulation U (12 C.F.R. §221). Neither any Loan Party nor any Subsidiary is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

5.9 Compliance with Law; Licenses.

(a) (i) Each of the Loan Parties and the Subsidiaries is in compliance in all material respects with all federal, state, provincial, territorial and local laws, rules and regulations applicable to it or its property, including, without limitation, all Environmental Laws; and (ii) neither any Loan Party nor any Subsidiary has any material liability for the release or threatened release of any Hazardous Material into the environment. Without limitation of the foregoing, as to each Applicable State, each Loan Party and Subsidiary that does business in such state is in compliance with all Applicable Acts and all requirements, guidance and instruction of all Applicable Regulators.

(b) Each Loan Party and each Subsidiary is the holder of, and is in material compliance with, the Permits and Regulatory Licenses required for such entity to conduct its business. Each Permit and each Regulatory License is in full force and effect in all material respects and has not been revoked, suspended, cancelled, rescinded, terminated or modified and has not expired. There are no pending or threatened actions by or before any Governmental Authority to revoke, suspend, cancel, rescind, terminate and/or materially adversely modify any Permit or Regulatory License.

5.10 Accuracy of Financial Statements. The Borrower’s annual financial statements dated December 31, 2023 and all other financial statements of Borrower and its Subsidiaries, copies of which have been furnished to the Lender, have been prepared in accordance with GAAP and present fairly the financial condition of the Loan Parties as of such dates and the results of their operations for the periods then ended.

5.11 No Material Change. Since the date of the annual financial statements referenced in Section 5.10, and since the date of the most recent annual financial statement delivered under Section 6.1 hereof, neither the condition (financial or otherwise), business, properties nor operations of any Loan Party has been materially and adversely affected in any way.

5.12 Taxes. Each of the Loan Parties and their Subsidiaries has filed all federal, provincial, territorial and state income tax and other tax returns which are required to be filed, and has paid all taxes as shown on said returns and all assessments received by such party to the extent that such taxes have become due, except taxes that are being contested in good faith and where such party has adequate reserves for such taxes.

5.13 Licenses; Intellectual Property. Each of the Loan Parties and their Subsidiaries possesses adequate licenses, franchises, patents, copyrights, trademarks and trade names, or rights thereto, to conduct its business substantially as now conducted and as presently proposed to be conducted; all of the federally registered patents, trademarks and copyrights, which as of the date hereof are used by any Loan Party or any Subsidiary in its business or owned by any Loan Party or any Subsidiary, and all applications for any of the foregoing, are listed on Schedule 5.13 hereto.

5.14 No Default. No Loan Party is in default of a material provision under any material agreement, instrument, decree or order to which it is a party or by which it or its property is bound or affected and assuming that this Agreement had been previously executed and delivered, no Default or Event of Default has occurred and is continuing hereunder.

5.15 Liens and Encumbrances. Each of the Loan Parties has good title to all of its properties and assets, including, without limitation, the Collateral, free and clear of all Liens, except as permitted by Section 7.1.

5.16 Transactions with Affiliates. No Loan Party is party to any transaction with any of its Affiliates, except transactions that (i) are in the ordinary course of business, and (ii) are at prices and on terms and conditions not less favorable to such Loan Party than could be obtained on an arm’s-length basis from unrelated third parties.

5.17 Solvency.

(a) (i) The fair value of the assets of each Loan Party, at a fair valuation, will exceed the respective debts and liabilities, subordinated, contingent or otherwise, of such Loan Party, (ii) the present fair saleable value of the property of each Loan Party will be greater than the amount that will be required to pay the probable liability of such Loan Party’s respective debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) Each Loan Party reasonably believes that it will be able to pay such Loan Party’s respective debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, and (iv) each Loan Party reasonably believes that it will not have unreasonably small capital with which to conduct the business in which such Loan Party is engaged as such business is now conducted and is proposed to be conducted.

(b) No Loan Party intends to incur debts beyond the ability of such Loan Party to pay such Loan Party’s respective debts as they mature, taking into account the timing of and amounts of cash to be received by such Loan Party and the timing of the amounts of cash to be payable on or in respect of such indebtedness.

5.18 Sanctions; Anti-Corruption Laws; Anti-Money Laundering Laws. None of (a) the Loan Parties, (b) the Subsidiaries, or (c) Affiliates of the Loan Parties or the Subsidiaries, or any of their respective directors, officers, employees, agents or representatives (i) is a Designated Person; (ii) is a Person that is owned or controlled by a Designated Person; (iii) is located, organized or resident in a country that is the target of Sanctions; or (iv) has directly or indirectly engaged in, or is now directly or indirectly engaged in, any dealings or transactions (1) with any Designated Person, (2) in any country that is the target of Sanctions, or (3) otherwise in violation of Sanctions, Anti-Corruption Laws or Anti-Money Laundering Laws.

5.19 Beneficial Ownership Certification. The information included the Beneficial Ownership Certification, as updated in accordance with Section 6.11, is true and correct in all respects.

5.20 Material Contracts.

(a) Schedule 5.20 contains an accurate and complete list of the following outstanding contracts (including all amendments and supplements thereto) to which any Loan Party is a party or by which any Loan Party or any property or assets of any Loan Party is bound (collectively, the “Material Contracts”): (i) each contract involving a sharing of profits, losses, costs or liabilities by any Loan Party with any other Person, including any joint venture, partnership, alliance or similar agreement, (ii) each contract containing covenants that restrict or purport to restrict the business activity of any Loan Party or limit the freedom of any Loan Party to engage in any line of business, to compete with any Person, to compete in any geographical area or to solicit any Person for business, employment or other purposes, and (iii) each contract for management services.

(b) Each Material Contract is in full force and effect. No Loan Party is in material default under or in breach of, or in receipt of any written claim of default or breach or any notice of any intention to terminate, any Material Contract. There are no material disputes pending or threatened under any Material Contract.

All representations and warranties contained in this Section 5 shall survive the delivery of the Loan Documents, and the making of the Loan, and no investigation at any time made by or on behalf of Lender shall diminish its rights to rely thereon (other than with respect to changes disclosed to Lender and expressly permitted under the terms of this Agreement).

6. AFFIRMATIVE COVENANTS.

The Borrower covenants and agrees with the Lender that, for so long as any Obligation remains unpaid or any Advances or Letters of Credit are available to the Borrower, the Borrower shall and shall cause each Loan Party to:

6.1 Financial Reports. Furnish to the Lender:

(a) as soon as available and in any event within 120 days after the end of each of the Borrower’s fiscal years, a copy of the Parent Guarantor’s annual consolidated and consolidating audit report, including balance sheets and related statements of earnings, equity holders’ equity and cash flows for such fiscal year, with comparative figures for the preceding fiscal year, prepared on a consolidated and consolidating basis in accordance with GAAP and certified without qualification or exception by the Borrower’s current independent certified public accountants or other independent certified public accountants satisfactory to the Lender and accompanied by the management letter, if any, delivered by such independent certified public accountants to Borrower and the Borrower’s response thereto;

(b) as soon as available and in any event within 45 days after the end of each fiscal quarter Borrower, a copy of the Parent Guarantor’s internally prepared financial statements, consisting of a balance sheet as of the close of such quarter and related statements of earnings and cash flows for such quarter and from the beginning of such fiscal year to the end of such quarter prepared on a consolidated and consolidating basis in accordance with GAAP, with comparative figures for the corresponding period in the preceding fiscal year, and certified on behalf of Borrower as accurate and complete by the Borrower’s authorized financial officer;

(c) with each financial statement required by Section 6.1(a) or (b) above, a Compliance Certificate in the form of Exhibit A hereto demonstrating Borrower’s compliance with the terms of Sections 7.19 to 7.21 of this Agreement as of the end of the most recent reporting period in a form acceptable to the Lender and certified on behalf of Borrower as accurate and complete by the Borrower’s authorized financial officer;

(d) as soon as available and in any event within 45 days after the end of each quarter of the Borrower’s fiscal year, copies of accounts receivable and accounts payable agings and inventory reports for the Loan Parties, in form satisfactory to Lender;

(e) as soon as available and in any event prior to the end of each of the Borrower’s fiscal years, financial statement projections for (i) the Loan Parties immediately following fiscal year, and (ii) the Loan Parties’ and their Subsidiaries’ immediately following fiscal year, in each case consisting of projected quarter-end balance sheets and quarter-end and year-to-date statements of earnings and cash flows, including a detailed listing of all major assumptions made by Borrower’s management in the preparation of such projections, all in a form acceptable to the Lender and certified on behalf of Borrower by the Borrower’s authorized financial officer as having been prepared in good faith and representing the most probable course of the Loan Parties’ and Subsidiaries’ business during such fiscal year; in each case with projections to include separate consolidating information for the Loan Parties;

(f) At least annually, no later than 90 days after the end of each fiscal year of Borrower, a list of the Loan Parties’ current Permits and Regulatory Licenses;

(g) as soon as Borrower becomes aware of any Default or Event of Default, a summary of such Default or Event of Default and the actions Borrower intends to take in connection with such Default or Event of Default; and

(h) such other financial or other information or certification as the Lender may reasonably request.

6.2 Organization. Maintain and preserve its existence as a corporation or limited liability company, as applicable, except that after transfer of all of its assets to Borrower, Canopy Management, LLC may dissolve.

6.3 Maintenance of Properties. Keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted.

6.4 Compliance with Law; Environmental Law. (a) Comply and cause each Subsidiary to comply in all material respects with all federal, state, provincial, territorial and local laws, rules and regulations applicable to it or its property, including, without limitation, all Environmental Laws, and (b) maintain in full force and effect and materially comply with all Permits and all Regulatory Licenses. Without limitation of the foregoing, as to each Applicable State, each Loan Party and Subsidiary that does business in such state shall remain in compliance with all Applicable Acts and all requirements, guidance and instruction of all Applicable Regulators. Further, each Loan Party and Subsidiary shall promptly respond to any informational requests, supplemental disclosure requirements, or other correspondence from any Applicable Regulator and, to the extent permitted by such Applicable Regulator, the Loan Parties shall keep all other parties hereto fully and promptly informed as to any material requests, disclosure requirements, or correspondence, including, but not limited to, delivering a copy of any material correspondence received from such Applicable Regulator to Lender within ten (10) days of receipt.

6.5 Insurance. Maintain business interruption insurance sufficient for its business and liability, property and other insurance of such types and in such amounts as are maintained by companies of similar size engaged in the same or similar businesses and as may be required by any Loan Document; provided, however, that each policy of business interruption insurance and each policy insuring any Collateral securing the Loan shall name the Lender as the lender’s loss payee and mortgagee, and each policy of liability insurance shall name the Lender as additional insured.

6.6 Taxes. File, and cause each Subsidiary to file, all federal, provincial, territorial and state income tax and other tax returns (including, without limitation, withholding tax returns) which are required and make payments as required of such taxes; provided, however, that the Loan Parties and their Subsidiaries shall not be required to pay any such tax so long as the validity thereof is being contested in good faith by appropriate proceedings and adequate book reserves shall have been set aside with respect thereto.

6.7 Expenses. Reimburse the Lender for reasonable expenses, fees and disbursements (including, without limitation, (i) reasonable out-of-pocket attorneys’ fees and legal expenses, (ii) appraisal fees and (iii) other third party professional fees), incurred in connection with the preparation or administration of this Agreement or any other Loan Document or the Lender’s enforcement of the obligations of the Loan Parties under any Loan Document to which such Loan Party is a party, whether or not suit is commenced, which attorneys’ fees and legal expenses shall include, but not be limited to, any attorneys’ fees and legal expenses incurred in connection with any appeal of a lower court’s judgment or order.

6.8 Inspection and Audit. Permit the Lender and its representatives at reasonable times and intervals and upon reasonable notice to visit the Loan Parties’ offices and inspect their books and records including, without limitation, permitting the Lender to examine any Collateral securing the Loan, in each case subject to any restrictions required by applicable law, and reimburse the Lender for all examination fees and expenses incurred in connection with such examinations at its then current rate for such services and for its out-of-pocket expenses incurred in connection therewith; provided that, in the absence of a continuing Event of Default, only one such inspection or examination per calendar year will be at Borrower’s expense.

6.9 Employment and Labor Matters. (a) Comply with the Fair Labor Standards Act or any other applicable federal, state, local or foreign law dealing with such matters, and (b) cause all payments due from any Loan Party, or for which any claim may be made against any Loan Party, on account of wages and employee health and welfare insurance and other benefits, to be paid or accrued as a liability on the books of the applicable Loan Party.

6.10 Cash and Deposit Accounts. Commencing no later than 120 days after the date of this Agreement, maintain all of its deposit accounts with Lender. If Lender, in its discretion, consents to the maintenance of other deposit accounts, commencing no later than 120 days after the date of this Agreement, Borrower shall provide Lender with a Deposit Account Control Agreement in form satisfactory to Lender with respect to each such other deposit account.

6.11 Compliance Sanctions; Anti-Corruption. Comply, and ensure that each of their Affiliates comply, in all material respects with Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws, and provide Lender (i) any information regarding Borrower and each of its owners, Affiliates, and Subsidiaries necessary for Lender to comply with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions; subject however, in the case of Affiliates, to Borrower’s ability to provide information applicable to them and (ii) without limiting the foregoing, notification of any change in the information provided in the Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified therein.

6.12 Further Assurances. Cause each of its Subsidiaries that is 100% owned, directly or indirectly, by Borrower formed or acquired after the date of this Agreement in accordance with the terms of this Agreement to become a guarantor by executing and delivering a guaranty and security agreement, each in form and substance satisfactory to the Lender, and providing such evidence of authority, liens searches and other documentation as Lender may request, all at the expense of the Borrower.

6.13 Material Contracts. Comply with, and maintain in full force and effect, each of its Material Contracts, except where such failure to comply or failure to maintain in full force and effect could not reasonably be expected to result in a Material Adverse Effect.

6.14 Debentures. Within three (3) days after the date hereof, Borrower shall cause Parent Guarantor to (a) give notice of redemption of the Debentures in accordance with the terms of the Debentures, and (b) deposit $3,300,000.00 of the proceeds of the Term Loan in escrow in accordance with the terms of the Debentures. Within thirty five (35) days after the date hereof, Borrower shall either (a) provide to Lender satisfactory evidence that the Debenture Redemption has occurred in accordance with the terms of the Debentures, or (b) provide to Lender satisfactory evidenced that the Debenture Conversion has occurred in accordance with the terms of the Debentures and pay $1,000,000.00 of principal of the Term Loan in accordance with clause (x) or (y) of Section 2.1, as applicable.

7. NEGATIVE COVENANTS.

The Borrower covenants and agrees with the Lender that, for so long as any Obligation remains unpaid or any Advances or Letters of Credit are available to the Borrower, the Loan Parties shall not, without the Lender’s prior written consent:

7.1 Liens and Security Interests. Create or permit to exist Liens encumbering any of their assets except: (i) Liens in favor of the Lender; (ii) security interests described on Schedule 7.1 attached hereto; and (iii) security interests created after the date of this Agreement in connection with capitalized lease obligations or other purchase money indebtedness incurred in connection with the acquisition of equipment, but only to the extent that: (A) such security interest attaches only to the equipment then being acquired by the applicable Loan Party, did not and does not attach to any Loan Parties’ current assets and does not secure any other indebtedness, and (B) no Default or Event of Default is continuing at the time of the proposed creation of such security interest or would result therefrom.

7.2 Indebtedness. Create, incur, assume or permit to exist any indebtedness except: (i) the indebtedness under this Agreement or any other Loan Document; (ii) current liabilities (other than borrowed money) incurred in the ordinary course of business; (iii) Subordinated Debt approved by Lender; (iv) debt described on Schedule 7.2; and (v) purchase money indebtedness (including the balance sheet amount of capitalized lease obligations) incurred after the date of this Agreement in the ordinary course of business in connection with the acquisition of equipment.

7.3 Transfer of Assets. Lease, sell or otherwise transfer (other than transfers from one Loan Party to another Loan Party) (a) all or any substantial portion of its property or business to any other Person, whether in one transaction or a series of related transactions; or (b) lease, sell or otherwise transfer any of its assets other than (i) inventory in the ordinary course of business, and (ii) fixed assets that are obsolete or no longer useful in the applicable Loan Parties’ business.

7.4 Merger. Amalgamate, consolidate with or merge into or with any other entity or entities, or if the applicable Loan Party is a limited liability company, divide into multiple limited liability companies.

7.5 Restricted Payments; Management Fees. Declare or pay any Restricted Payments, or pay any management fees, except:

(a) Any Loan Party may make such payments to a Loan Party.

(b) If any Loan Party is an S corporation (as defined in Section 1361 of the Internal Revenue Code) or another business entity taxed as a partnership, such entity may distribute capital to Holders in the amount equal to such Holders’ federal and state income tax liability arising from their respective allocable shares of the applicable Loan Parties’ taxable income (such distributions being the “Tax Distributions”); provided, however, that: (A) such Holders’ federal and state income tax liability shall be computed on the basis of the highest marginal combined tax rate for individuals under the Internal Revenue Code of 1986, as amended (the “Code”) and applicable state law; (B) Tax Distributions shall be paid in estimated quarterly installments contemporaneously with the obligation to pay estimated income taxes based upon the applicable Loan Parties’ annualized income through the end of such party’s fiscal month immediately preceding such tax installment’s due date and also contemporaneously with any such Holders’ filing of his, her or its federal and state income tax returns if the estimated Tax Distributions paid for any of the applicable Loan Parties’ fiscal years are not sufficient to pay such Holders’ actual income tax liability arising from his, her or its share of such entity’s actual taxable income for such fiscal year as disclosed by copies of such entity’s tax returns and related Schedules K-1 for such fiscal year delivered to the Lender pursuant to this Agreement; and (C) if the Tax Distributions actually paid with respect to any of such entity’s fiscal years exceed the Tax Distributions permitted by this Section based upon such entity’s actual taxable net income as disclosed by copies of such tax returns and schedules described above, then such entity shall immediately recover the excess amount from the recipient and shall not pay any further Tax Distribution to any Person until such excess amount is recovered.

7.6 Payment and Amendment of Subordinated Debt. (a) Amend, modify or waive any of its rights under any agreement relating to any Subordinated Debt, (b) pay any principal on Subordinated Debt except as expressly permitted by the applicable Subordination Agreement, (c) pay any interest on Subordinated Debt except payments not in excess of the amount required by documents evidencing such Subordinated Debt that are expressly permitted by the applicable Subordination Agreement, or (d) make any other payment of Subordinated Debt that is prohibited by the applicable Subordination Agreement.

7.7 Investments and Acquisitions. Except as described on Schedule 7.7 and other than transfers from one Loan Party to another Loan Party, (a) purchase, hold or acquire (including pursuant to any merger with any Person that was not a Loan Party prior to such merger) any evidences of indebtedness or Equity Interests or other securities (including any option, warrant or other right to acquire any of the foregoing), (b) purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person constituting a business unit (whether through purchase of assets, merger or otherwise), or (c) make or permit to exist any loans or advances to, guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person.

7.8 Guaranties. Assume, guarantee, endorse or otherwise become liable upon the obligation of any Person except pursuant to the Loan Documents or by endorsement of negotiable instruments for deposit or collection in the ordinary course of business, or sell any notes or accounts receivable with or without recourse, except that a Loan Party may guaranty obligations of a Loan Party.

7.9 Line of Business. Engage in any business other than the business engaged in by the applicable Loan Party on the date of this Agreement.

7.10 ERISA. Maintain, establish, sponsor or contribute to any Plan and shall not permit any ERISA Affiliate to do so.

7.11 Loans and Advances. Make any loan or advance to, or otherwise extend any credit to, any officer, director, shareholder, partner, member, manager or Affiliate of any Loan Party or any Subsidiary, except loans or advances to a Loan Party.

7.12 Sale and Leaseback. Enter into any arrangement, directly or indirectly, whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property sold or transferred.

7.13 Restrictive Agreements. Directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of any Loan Party to create, incur or permit to exist any Lien upon any of its property or assets, or (b) the ability of Loan Party to pay dividends or other distributions or to make or repay loans or advances to any Loan Party or to guarantee indebtedness of any Loan Party; provided that clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement relating to secured indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such indebtedness.

7.14 Fiscal Year End. Change its fiscal year-end.

7.15 Compensation. During any of the Borrower’s fiscal years, pay unreasonable salaries, bonuses, fees, commissions, fringe benefits (other than fringe benefits generally made available to the Borrower’s employees) or other forms of compensation subject to reporting on a W-2 Form to any direct or indirect shareholders of any Loan Party or Subsidiary or any officer or director of any Loan Party or any Subsidiary.

7.16 Subsidiaries. Except with the prior written consent of Lender, (a) transfer any assets to any Subsidiary or other entity in which it has an Equity Interest, other than a Loan Party, (b) create or acquire any Subsidiaries (other than Subsidiaries who are 100% owned, directly or indirectly by Borrower and become Guarantors hereunder), or (c) own any Equity Interest in any entity (other than Equity Interests owned on the date hereof).

7.17 Government Regulation. (a) Be or become subject at any time to any law, regulation, or list of any Governmental Authority (including, without limitation, the U.S. Office of Foreign Asset Control list) that prohibits or limits Lender from making any advance or extension of credit to any Loan Party or Subsidiary or from otherwise conducting business with any Loan Party or Subsidiary, or (b) fail to provide documentary and other evidence of any Loan Parties’ or Subsidiaries’ identity as may be requested by Lender at any time to enable Lender to verify the Loan Parties’ and their Subsidiaries’ identities or to comply with any applicable law or regulation, including, without limitation, Section 326 of the USA Patriot Act of 2001, 31 U.S.C. Section 5318.

7.18 Transactions with Affiliates. Sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except transactions that (i) are in the ordinary course of business, and (ii) are at prices and on terms and conditions not less favorable to such Loan Party than could be obtained on an arm’s length basis from unrelated third parties.

7.19 Leverage Ratio. Permit the ratio of (a) the sum of Funded Debt plus income taxes payable as of the last day of any fiscal quarter of Borrower, commencing December 31, 2024, to (b) for the period of four fiscal quarters of Borrower ending on such date, (i) EBITDA, minus (ii) Restricted Payments, all determined for the Loan Parties on a consolidated basis in accordance with GAAP, to be more than 2.00 to 1.0.

7.20 Fixed Charge Coverage Ratio. Permit the Fixed Charge Coverage Ratio to be less than 1.5 to 1.0 as of the last day of any fiscal quarter of the Borrower, commencing with the fiscal quarter ending December 31, 2024, for the four fiscal quarters of the Borrower ending on such date.

7.21 Cash Deposits. Commencing sixty days after the date of this Agreement, or if earlier, upon Loan Parties’ compliance with Section 6.10 hereof, permit the aggregate balance of the Loan Parties’ deposit accounts with Lender as of the last day of any month to be less than (a) through and including December 31, 2027, 70% of the balance of the Loan at any time, or (b) thereafter, 50% of the balance of the Loan at any time.

7.22 Restrictions on Transfers to GR Michigan, LLC and Canopy Management, LLC. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, the Loan Parties and the Subsidiaries shall not make, or cause to be made, any transfer, conveyance, sale, lease or assignment to GR Michigan, LLC or to Canopy Management, LLC.

8. CONDITIONS PRECEDENT.

8.1 Conditions to Initial Advance. Prior to the initial Advance, Borrower shall deliver to the Lender each of the following, executed as appropriate and in form and substance and from sources satisfactory to Lender:

(a) The Term Note;

(b) The Guaranties of the Parent Guarantor and the Subsidiary Guarantors;

(c) Security Agreements from the Loan Parties granting to the Lender a security interest in the Collateral described therein to secure repayment of the Note and all Obligations, together with UCC searches and PPSA searches from the filing offices in all jurisdictions required by the Lender which reflect that no other Person holds a prior security interest in any such Collateral except as permitted by Section 7.1 hereof;

(d) Certified Articles of Organization or Incorporation and Operating Agreement or By-Laws of each Loan Party, or with respect to the Parent Guarantor, certified copies of its constating documents and By-Laws;

(e) Resolutions of each Loan Party authorizing the execution, delivery and performance of the Loan Documents;

(f) Certificates by the secretary or other officer of each Loan Party certifying the names and the offices of the individuals authorized to sign the Loan Documents to which such Loan Party is a party on behalf of such Loan Party together with a sample of the true signatures of such officers and such other certifications as Lender may request;

(g) Certificates of Good Standing or comparable document for each Loan Party from each jurisdiction required by the Lender;

(h) A favorable opinion of Borrower’s counsel;

(i) An Intercreditor Agreement with Lender Capital, LLC, a Subordination Agreement with David Pleitner and a Subordination Agreement with each of the sellers to Borrower of Equity Interests in Canopy Management, LLC (August Family Investments, KW Capital Partners Ltd., J. Obie Strickler and Gambit Two, LLC);

(j) Such evidence that the insurance required by this Agreement and the other Loan Documents is in place with Lender shown as Additional Insured, Lender’s Loss Payee and Mortgagee, as applicable;

(k) A designation of authority identifying parties who are authorized to act on behalf of Borrower with respect to this Agreement;

(l) To the extent requested by Lender, copies of all of Loan Parties’ real estate leases and Consents of Lessor from each of their landlords, in each case in form and substance satisfactory to Lender;

(m) Payoff Letters; and

(n) Such other approvals, opinions or documents as the Lender may reasonably request.

8.2 Conditions to all Credit Extensions. The obligation of the Lender to make any Advance to the Borrower shall be subject to the satisfaction of each of the following conditions, unless waived in writing by the Lender:

(a) Representations and Warranties. The representations and warranties set forth in Section 5 shall be true and correct on the date of the requested Advance and after giving effect thereto (other than with respect to changes disclosed to Lender and expressly permitted under the terms of this Agreement); and

(b) Defaults. No Default or Event of Default shall have occurred and be continuing on the date of the requested Advance or after giving effect thereto.

9. EVENTS OF DEFAULT.

The occurrence of any one or more of the following shall constitute an event of default (“Event of Default”) hereunder:

9.1 Payments. Any Loan Party shall default, which default continues for more than five (5) days, (a) in the due and punctual payment of any installment of interest or principal on the Note on the date when due, (b) in due and punctual payment of any other amount which is due and payable to the Lender under any Loan Document or (c) in the due and punctual payment of any other Obligation.

9.2 Nonperformance. Any Loan Party (a) shall default under Section 6.3, 6.4, 6.6 or 6.9 hereof, which default shall continue for a period of 10 days after written notice to Borrower (provided that in the case of a default that cannot be cured by the payment of money, such 10 day period shall be extended (but not beyond a total 30 days) so long as the affected Loan Party has commenced a cure within such 10 day period and is diligently pursuing such cure to completion within such extended period), (b) shall default under any other provision of this Agreement (other than those defaults expressly covered by other subsections of this Section 9) or (c) shall default under any provision of any other Loan Document which default shall continue beyond any applicable cure period under such Loan Document.

9.3 Default Under Other Documents. Any Loan Party shall (a) default under any document evidencing or relating to the Subordinated Debt, or (b) default and fail to cure such default in the time provided therein under the terms of any agreement, indenture, deed of trust, mortgage, promissory note or security agreement governing the borrowing of money (other than this Agreement and the other Loan Documents) and (i) the maturity of any amount owed under such document or instrument is accelerated or (ii) such default shall continue unremedied or unwaived for a period of time to permit such acceleration.

9.4 Insolvency; Bankruptcy. Any Loan Party shall become insolvent or generally fail to pay, or admit in writing such party’s inability to pay, such party’s debts as they become due; or any Loan Party shall apply for, consent to, or acquiesce in, the appointment of a trustee, receiver or other custodian for such party or for such party’s property, or make a general assignment for the benefit of creditors; or, in the absence of such application, consent or acquiescence, a trustee, receiver or other custodian shall be appointed for such party or for a substantial part of any such party’s property and not be discharged within 60 days; or any bankruptcy, reorganization, debt arrangement, or other case or proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding shall be commenced in respect of any Loan Party or be consented to or acquiesced in by any such party or remain for 60 days undismissed; or any Loan Party shall take any action to authorize any of the foregoing.

9.5 Judgments; Proceedings.

(a) Any judgments, writs, warrants of attachment, executions or similar process shall be issued against any Loan Party or any assets of any Loan Party where the aggregate amount of such judgments, writs, warrants of attachment, executions or similar process exceeds $250,000 in the aggregate and are not released, vacated, suspended, stayed, abated or fully bonded prior to any sale and in any event within 30 days after its issue or levy.

(b) (i) Any criminal proceeding shall at any time be pending against any Loan Party or any Subsidiary, or (ii) any criminal proceeding shall at any time be pending or threatened against any Loan Party, any Subsidiary or any Affiliate of Borrower or any Subsidiary which claim is reasonably likely to have a Material Adverse Effect.

9.6 Change in Control or Management. There shall be a Change in Control or a Change in Management.

9.7 Representations and Warranties. Any representation or warranty set forth in this Agreement or any other Loan Document shall be untrue in any material respect on the date as of which the facts set forth are stated or effective.

9.8 Loan Documents; Subordination Agreement. Any Loan Party shall cease to exist or seek to revoke, repudiate or disavow the enforceability of any Loan Document, or any creditor party to any Subordination Agreement shall seek to revoke, repudiate or disavow the enforceability of any Subordination Agreement.

Upon the happening of: (1) any Event of Default described in Section 9.4, the outstanding principal amount of the Note and all other Obligations shall automatically be due and payable without any declaration, notice, presentment, protest or demand of any kind (all of which are hereby waived) and the Borrower’s right to request or obtain Advances shall automatically terminate; or (2) any other Event of Default, the Lender may terminate the Borrower’s right to request or obtain Advances and may declare the outstanding principal amount of the Note and all other Obligations to be due and payable without notice, presentment, protest or demand of any kind, whereupon the full unpaid amount of the Note and any and all other Obligations, which shall be so declared due and payable, shall be and become immediately due and payable. In addition, the Lender may exercise any right or remedy available to it pursuant to any Loan Document, at law or in equity.

10. TERMINATION.

This Agreement may be terminated by Lender by written notice to the Borrower at any time during the continuance of an Event of Default. In the absence of such termination by the Lender, this Agreement shall continue in effect until the Maturity Date. Notwithstanding the foregoing, all of Lender’s rights and Liens, and all of the Loan Parties’ and Guarantor’s duties, obligations and liabilities to Lender, shall continue in full force and effect until all of the Obligations have been paid, performed or otherwise satisfied in full and any commitment of Lender to extend additional credit to Borrower has terminated.

11. MISCELLANEOUS.

11.1 Notices. Except as otherwise expressly provided herein, all notices, requests, demands and other communications provided for hereunder shall be in writing and shall be (a) personally delivered, (b) sent by first class United States mail, (c) sent by overnight courier of national reputation, or (d) transmitted by email, in each case addressed to the party to whom notice is being given at its address set forth below, or as to each party, at such other address as may hereafter be designated by such party in a written notice to the other party complying as to delivery with the terms of this section. All such notices, requests, demands and other communications shall be deemed to have been given (a) if personally delivered, on the date received, (b) if delivered by mail, three Business Days after deposited in the mail, certified or registered, return receipt requested, (c) if sent by overnight courier, one Business Day after deposited, or (d) if delivered by email, on the date of transmission if during normal business hours on a Business Day, otherwise on the following Business Day. Notwithstanding the foregoing, any notice to the Lender pursuant to Section 2 shall not be deemed given until received by the Lender.

If to any Loan Party:

Grown Rogue Unlimited, LLC

550 Airport Road

Medford, OR 97504

Email: obie@grownrogue.com

Attention: J. Obie Strickler

If to Lender:

Bridge Bank, a division of Western Alliance Bank

201 Montgomery Street

San Francisco, CA 94104

Email: cserafini@bridgebank.com

Attention: Carlo Serafini

11.2 Governing Law. This Agreement, the Note and each other Loan Document shall be governed by, and interpreted and construed in accordance with, the internal laws, but not the law of conflicts, of the State of Arizona.

11.3 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, except that the Borrower may not assign or transfer its rights hereunder without the prior written consent of Lender.

11.4 Waivers, Amendments; etc. The provisions of this Agreement, or any other Loan Document, may from time to time be amended, modified or waived, only if such amendment, modification or waiver is in writing and signed by the party against whom it is to be enforced.

11.5 Inconsistencies, etc. In the event of any conflict or inconsistency between or among the provisions of this Agreement and any other Loan Document, it is intended that the provisions of this Agreement and such other Loan Document be enforceable except to the extent that the enforcement of such provisions is irreconcilable and, in that event, the provisions of this Agreement shall be controlling.

11.6 Lender’s Affiliates and Assigns. The Borrower agrees that the Lender may provide any information or knowledge the Lender may have about the Loan Parties or the Subsidiaries, or about any matter relating to the Note or the Loan Documents to any of Lender’s Affiliates or their successors, or to any one or more purchasers of or participants in, or potential purchasers of or participants in, the Note or the Loan Documents. The Borrower agrees that the Lender may at any time sell, assign or transfer one or more interests or participations in all or any part of its rights and obligations in the Note to one or more purchasers whether or not related to the Lender.

11.7 USA PATRIOT ACT NOTIFICATION. The following notification is provided to Borrower pursuant to Section 326 of the USA Patriot Act of 2001, 31 U.S.C. Section 5318:

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each Person that opens an account, including any deposit account, treasury management account, loan, other extension of credit, or other financial services product. What this means for Borrower: When Borrower opens an account, if Borrower is an individual Lender will ask for Borrower’s name, taxpayer identification number, residential address, date of birth, and other information that will allow Lender to identify Borrower, and if Borrower is not an individual Lender will ask for Borrower’s name, taxpayer identification number, business address, and other information that will allow Lender to identify Borrower. Lender may also ask, if Borrower is an individual to see Borrower’s driver’s license or other identifying documents, and if Borrower is not an individual to see Borrower’s legal organizational documents or other identifying documents.

11.8 Increased Costs. (a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, the Lender;

(ii) impose on the Lender or the London interbank market any other condition affecting this Agreement or the Loan; or

(iii) subject the Lender to any taxes on its loans, loan principal, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

and the result of any of the foregoing shall be to increase the cost to the Lender of making or maintaining the Loan (or of maintaining its obligation to make the Loan) or to reduce the amount of any sum received or receivable by the Lender hereunder (whether of principal, interest or otherwise), then the Borrower shall pay to the Lender such additional amount or amounts as will compensate the Lender for such additional costs incurred or reduction suffered.

(b) If the Lender determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on the Lender’s capital or on the capital of the Lender’s holding company, as a consequence of this Agreement or the Loan to a level below that which the Lender or the Lender’s holding company could have achieved but for such Change in Law (taking into consideration the Lender’s policies and the policies of the Lender’s holding company with respect to capital adequacy), then from time to time the Borrower shall pay to the Lender such additional amount or amounts as will compensate the Lender or the Lender’s holding company for any such reduction suffered.

(c) A certificate of the Lender setting forth the amount or amounts necessary to compensate the Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this section shall be delivered to the Borrower and shall be deemed conclusive absent manifest error. The Borrower shall pay the Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Failure or delay on the part of the Lender to demand compensation pursuant to this section shall not constitute a waiver of the Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate the Lender pursuant to this section for any increased costs or reductions incurred more than 270 days prior to the date that the Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of the Lender’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 270-day period referred to above shall be extended to include the period of retroactive effect thereof.

11.9 Limitation of Liability. None of the Lender, any Affiliate of the Lender or any Loan Party (the “Related Parties”) shall have any liability with respect to, and the parties hereto hereby waive, release and agree not to sue upon, any claim for any punitive damages, any exemplary damages or any special, indirect or consequential damages suffered by any Related Party in connection with, arising out of, or in any way related to, this Agreement, the Note or any other Loan Document, or the transactions contemplated and the relationship established hereby or thereby, or any act, omission or event occurring in connection herewith or therewith. This Section 11.9 shall survive termination of this Agreement.

11.10	Jurisdiction, Venue and Consent of Process.

(a) Consent to Jurisdiction. Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any United States Federal or Arizona State court sitting in Phoenix, Arizona, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such Arizona State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that Lender may otherwise have to bring any action or proceeding relating to this Agreement against Borrower or its properties in the courts of any jurisdiction.

(b) Consent and Waiver of Objection to Venue. Borrower hereby irrevocably and unconditionally agrees that the exclusive venue for any action or proceeding arising out of or relating to this Agreement shall be in any United States Federal or Arizona State court sitting in Phoenix, Arizona, and any appellate court from any thereof. Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in this Section11.10(b). Borrower hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Nothing contained in this Section 11.10(b) shall bar, prevent, or prejudice Lender from commencing and maintaining any action or proceeding arising out of or relating to this Agreement in any other court or venue as applicable law may permit or require.

(c) Service of Process. Borrower does hereby agree to accept and acknowledge on its behalf service of any and all process which may be served in any such suit, action or proceeding in any federal or state court in Phoenix, Arizona, and Borrower agrees that service of process upon Borrower mailed or delivered to Borrower in the manner provided in Section 11.1 shall be deemed in every respect effective service of process upon Borrower in any such suit, action or proceeding in the State of Arizona. Borrower shall give prompt notice to Lender of any changed address.

(d) Survival. This Section 11.10 shall survive termination of this Agreement.

11.11 Entire Agreement. This Agreement, the Note and the other Loan Documents embody the entire agreement and understanding between the Borrower and the Lender with respect to the subject matter hereof and thereof. This Agreement supersedes all prior agreements and understandings relating to the subject matter hereof.

11.12 Multiple Counterparts and Electronic Signatures. Each Loan Document may be executed in any number of counterparts with the same effect as if all signatories had signed the same document. All counterparts shall be construed together to constitute one and the same instrument. Loan Documents may be transmitted and signed by facsimile, portable document format (PDF), or other electronic means, and shall have the same effect as manually-signed originals and shall be binding on all Loan Parties and Lender.

11.13 Indemnification. In consideration of the execution and delivery of this Agreement by Lender and the agreement to extend the credit provided hereunder, Borrower hereby agrees to indemnify, exonerate and hold free and harmless Lender, Lender’s Affiliates and each of the officers, directors, employees and agents of Lender or any Affiliate of Lender (collectively, herein called the “Lender Parties”) free and harmless from and against any and all actions, causes of action, suits, losses, liabilities, damages and expenses, including, without limitation, reasonable attorneys’ fees and disbursements (collectively, and including all of the foregoing based upon contract, tort or otherwise, herein called the “Indemnified Liabilities”), incurred by the Lender Parties or any of them as a result of, or arising out of, or relating to (a) the execution, delivery, performance, enforcement or administration of this Agreement, the Note, any Loan Document, any consent, waiver or other agreement of any landlord of any Loan Party or any Subsidiary, any Guaranty, or any other document or instrument securing this Agreement or otherwise executed or delivered in connection with this Agreement, (b) the relationship of the parties as borrower, guarantor and lender, or (c) the noncompliance by any Loan Party or any Subsidiary, or by any property of any Loan Party or any Subsidiary with Environmental Laws. Notwithstanding the foregoing, Borrower shall not be required to indemnify any Lender Party for any such Indemnified Liabilities arising on account of the gross negligence or willful misconduct of such Lender Party, and if and to the extent that the foregoing undertaking may be unenforceable for any reason, Borrower hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. This Section 11.13 shall survive termination of this Agreement.

11.14 WAIVER OF TRIAL BY JURY. EACH OF THE BORROWER AND THE LENDER (a) WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS (i) UNDER THE LOAN DOCUMENTS OR UNDER ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION THEREWITH OR (ii) ARISING FROM ANY RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT, AND (b) AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY. THIS SECTION 11.14 SHALL SURVIVE TERMINATION OF THIS AGREEMENT.

12. FEDERAL CANNABIS LAW ACKNOWLEDGEMENT.

Lender and Borrower acknowledge that, although each Applicable Act has legalized certain cultivation, distribution, sale and possession of cannabis and related products and other Cannabis Businesses, the nature and scope of Federal Cannabis Laws may result in circumstances where activities permitted under each Applicable Act may contravene Federal Cannabis Laws. It is acknowledged that, as of the date of this Agreement, each Applicable Act contravenes Federal Cannabis Laws. Accordingly, for the purposes of this Agreement and the other Loan Documents, each representation, warranty, covenant, obligation and other provision in this Agreement or any other Loan Document will be subject to the following: (i) no representation, warranty, covenant or other agreement is made, or deemed to be made, with respect to compliance with, or application of, any Federal Cannabis Law to the extent such Federal Cannabis Law relates, directly or indirectly, to the unlawful nature of Cannabis Businesses; and (ii) subject to Section 5.4 and Section 9.5(b), engagement in any activity that is permitted by an Applicable Act but contravenes Federal Cannabis Laws will not, in and of itself, be deemed to be an Event of Default. Nothing contained in this Agreement shall require or permit any Loan Party to violate any provision of any Applicable Act.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date and year first above written.

BORROWER:

GROWN ROGUE UNLIMITED, LLC

By:	/s/ J. Obie Strickler
Name:	J. Obie Strickler
Title:	Authorized Signor

LENDER:

BRIDGE BANK, a division of WESTERN ALLIANCE BANK

By:	/s/ Carlo Serafini
Name:	Carlo Serafini
Title:	Market Executive

Signature Page to Credit Agreement

Certificate Of Completion
Envelope Id: 860BA1D0-1E70-4304-A9DA-7487EA3416DB		Status: Completed
Subject: Complete with Docusign: Grown Rogue Credit Agreement
Source Envelope:
Document Pages: 41	Signatures: 2	Envelope Originator:
Certificate Pages: 5	Initials: 0	Kellianne Wehr
AutoNav: Enabled		411 E. Wisconsin Ave.
EnvelopeId Stamping: Enabled		Milwaukee, WI 53202
Time Zone: (UTC-06:00) Central Time (US & Canada)		kelli.wehr@quarles.com
IP Address: 8.45.141.254

Record Tracking
Status:	Original	Holder:	Kellianne Wehr	Location:	DocuSign
	3/26/2025 9:59:29 AM		kelli.wehr@quarles.com

Signer Events	Signature	Timestamp
Carlo Serafini	/s/ Carlo Serafini	Sent: 3/26/2025 10:02:03 AM
cserafini@bridgebank.com		Viewed: 3/26/2025 10:03:53 AM
Security Level: Email, Account Authentication		Signed: 3/26/2025 10:04:15 AM
(None)
Signature Adoption: Pre-selected Style
Using IP Address: 73.202.76.55
Signed using mobile

Electronic Record and Signature Disclosure:
Accepted: 3/26/2025 10:03:53 AM
ID: c7ababa8-63a0-426e-8d6a-1f7f9c82e853

J. Obie Strickler	/s/ J. Obie Strickler	Sent: 3/26/2025 10:02:03 AM
Obie@grownrogue.com		Viewed: 3/26/2025 12:36:03 PM
Manager		Signed: 3/26/2025 12:36:36 PM
Grown Rogue Unlimited
Security Level: Email, Account Authentication	Signature Adoption: Pre-selected Style
(None)	Using IP Address: 66.169.255.238
Signed using mobile
Electronic Record and Signature Disclosure:
Accepted: 3/26/2025 12:36:03 PM
ID: fab8d36b-0efd-4007-8cf0-7f3c9fdb7ea4

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Amelia Valenzuela amelia.valenzuela@quarles.com	COPIED	Sent: 3/26/2025 10:02:04 AM
Security Level: Email, Account Authentication
(None)

Electronic Record and Signature Disclosure:
Not Offered via Docusign

Carbon Copy Events	Status	Timestamp
Randy Pflum Randy.Pflum@quarles.com	COPIED	Sent: 3/26/2025 10:02:04 AM
Security Level: Email, Account Authentication
(None)

Electronic Record and Signature Disclosure:
Not Offered via Docusign

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	3/26/2025 10:02:04 AM
Certified Delivered	Security Checked	3/26/2025 12:36:03 PM
Signing Complete	Security Checked	3/26/2025 12:36:36 PM
Completed	Security Checked	3/26/2025 12:36:36 PM

Payment Events	Status	Timestamps

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SCHEDULE 2.1

PRINCIPAL PAYMENT SCHEDULE

AMORTIZATION SCHEDULE

Principal $7,000,000.00	Loan Date 03-28-2025	Maturity 03-28-2029	Loan No	call / coll /	Account	Officer	Initials

References in the boxes above are for Lender’s use only and do not limit the applicability of this document to any particular loan or item.

Any item above containing “***” has been omitted due to text length limitations.

Borrower:	GROWN ROGUE UNLIMITED LLC	Lender:	Western Alliance Bank, an Arizona corporation CITYSCAPE OFFICE One East Washington Street, Suite 100 Phoenix, AZ 85004 (602) 629-1776

Disbursement Date: March 28, 2025 Interest Rate: 9.227	Repayment Schedule: Balloon Calculation Method: 365/360 U.S. Rule

Payment Number	Payment Date	Payment Amount	Interest Paid	Principal Paid	Remaining Balance
1	04-28-2025	127,463.93	55,618.31	71,845.62	6,928,154.38
2	05-28-2025	127,463.93	53,271.74	74,192.19	6,853,962.19
3	06-28-2025	127,463.93	54,457.97	73,005.96	6,780,956.23
4	07-28-2025	127,463.93	52,139.90	75,324.03	6,705,632.20
5	08-28-2025	127,463.93	53,279.42	74,184.51	6,631,447.69
6	09-28-2025	127,463.93	52,689.98	74,773.95	6,556,673.74
7	10-28-2025	127,463.93	50,415.36	77,048.57	6,479,625.17
8	11-28-2025	127,463.93	51,483.68	75,980.25	6,403,644.92
9	12-28-2025	127,463.93	49,238.69	78,225.24	6,325,419.68

2025 TOTALS:		1,147,175.37	472,595.05	674,580.32
10	01-28-2026	127,463.93	50,258.45	77,205.48	6,248,214.20
11	02-28-2026	127,463.93	49,645.01	77,818.92	6,170,395.28
12	03-28-2026	127,463.93	44,282.19	83,181.74	6,087,213.54
13	04-28-2026	127,463.93	48,365.79	79,098.14	6,008,115.40
14	05-28-2026	127,463.93	46,197.40	81,266.53	5,926,848.87
15	06-28-2026	127,463.93	47,091.61	80,372.32	5,846,476.55
16	07-28-2026	127,463.93	44,954.53	82,509.40	5,763,967.15
17	08-28-2026	127,463.93	45,797.44	81,666.49	5,682,300.66
18	09-28-2026	127,463.93	45,148.56	82,315.37	5,599,985.29
19	10-28-2026	127,463.93	43,059.22	84,404.71	5,515,580.58
20	11-28-2026	127,463.93	43,823.89	83,640.04	5,431,940.54
21	12-28-2026	127,463.93	41,767.10	85,696.83	5,346,243.71

2026 TOTALS:		1,529,567.16	550,391.19	979,175.97
22	01-28-2027	127,463.93	42,478.43	84,985.50	5,261,258.21
23	02-28-2027	127,463.93	41,803.18	85,660.75	5,175,597.46
24	03-28-2027	127,463.93	37,142.96	90,320.97	5,085,276.49
25	04-28-2027	127,463.93	40,404.92	87,059.01	4,998,217.48
26	05-28-2027	127,463.93	38,432.13	89,031.80	4,909,185.68
27	06-28-2027	127,463.93	39,005.80	88,458.13	4,820,727.55
28	07-28-2027	127,463.93	37,067.38	90,396.55	4,730,331.00
29	08-28-2027	127,463.93	37,584.71	89,879.22	4,640,451.78
30	09-28-2027	127,463.93	36,870.58	90,593.35	4,549,858.43
31	10-28-2027	127,463.93	34,984.62	92,479.31	4,457,379.12
32	11-28-2027	127,463.93	35,415.98	92,047.95	4,365,331.17
33	12-28-2027	127,463.93	33,565.76	93,898.17	4,271,433.00

2027 TOTALS:		1,529,567.16	454,756.45	1,074,810.71
34	01-28-2028	127,463.93	33,938.55	93,525.38	4,177,907.62
35	02-28-2028	127,463.93	33,195.45	94,268.48	4,083,639.14
36	03-28-2028	127,463.93	30,353.12	97,110.81	3,986,528.33
37	04-28-2028	127,463.93	31,674.85	95,789.08	3,890,739.25
38	05-28-2028	127,463.93	29,916.54	97,547.39	3,793,191.86
39	06-28-2028	127,463.93	30,138.70	97,325.23	3,695,866.63
40	07-28-2028	127,463.93	28,418.14	99,045.79	3,596,820.84
41	08-28-2028	127,463.93	28,578.44	98,885.49	3,497,935.35
42	09-28-2028	127,463.93	27,792.75	99,671.18	3,398,264.17
43	10-28-2028	127,463.93	26,129.82	101,334.11	3,296,930.06
44	11-28-2028	127,463.93	26,195.67	101,268.26	3,195,661.80
45	12-28-2028	127,463.93	24,571.98	102,891.95	3,092,769.85

2028 TOTALS:		1,529,567.16	350,904.01	1,178,663.15
46	01-28-2029	127,463.93	24,573.52	102,890.41	2,989,879.44
47	02-28-2029	127,463.93	23,756.00	103,707.93	2,886,171.51
48	03-28-2029	2,906,884.28	20,712.77	2,886,171.51	0.00

2029 TOTALS:		3,161,812.14	69,042.29	3,092,769.85

AMORTIZATION SCHEDULE

(Continued)	Page 2

TOTALS:	8,897,688.99	1,897,688.99	7,000,000.00

NOTICE:	This is an estimated loan amortization schedule. Actual amounts may vary if payments are made on different dates or in different amounts.

Laser Pro. Ver, 24,1.10,032 Corp Finastra USA Corporation 1997, 2025. All Rights Reserved. -AZ O\LASERPRO\CFI\AMORT, FC     TR-60141     PR-265

SCHEDULE 5.13

INTELLECTUAL PROPERTY

Registrant	Trademark	Office Where Registered	Application Number, if applicable	Registration Number, if applicable
GRIP, LLC	GROWN ROGUE	United States	87/619,317	5537240

SCHEDULE 5.20

MATERIAL CONTRACTS

Name of Loan Party	Description of Agreement
Golden Harvests LLC	Amended and Restated Operating Agreement; Canopy & Golden Harvests MIPA
Canopy Management LLC	Canopy & Golden Harvests MIPA; GRU and Canopy Members MIPA
Grown Rogue Unlimited, LLC	GRU and Canopy Members MIPA

SCHEDULE 7.1

SECURITY INTERESTS

Name of Loan Party	Permitted Security Interest	Jurisdiction	Filing Date
Golden Harvests LLC	Certain leased equipment as set forth in that certain UCC-1 Financing Statement (File No. 202206230009826)	Michigan Department of State	06/23/2022
Grown Rogue Unlimited, LLC	Certain equity interests as set forth in that certain UCC-1 Financing Statement (File No. 92283804)	Oregon Secretary of State	05/19/2020

SCHEDULE 7.2

INDEBTEDNESS

None.

SCHEDULE 7.7

INVESTMENTS

Name of Loan Party	Description
Grown Rogue International Inc.	Warrants in Vireo Health International, Inc. (CSE:VREO)

EXHIBIT A

COMPLIANCE CERTIFICATE

This Certificate, dated ___________________, is given under the Credit Agreement, as it may have been amended as of the date of this Certificate (the “Credit Agreement”) between Grown Rogue Unlimited, LLC (the “Borrower”) and Bridge Bank, a division of Western Alliance Bank, dated as of March 27, 2025. Capitalized terms used and not defined herein shall have the meaning provided in the Credit Agreement.

The undersigned certifies that:

1. I am the duly elected, qualified and acting ________________ of the Borrower and execute this Certificate solely in such capacity.

2. I have reviewed and am familiar with the contents of this Certificate.

3. I have reviewed the terms of the Credit Agreement and the other related documents and have made, or caused to be made under my supervision, a review in reasonable detail of the transactions and condition of the Borrower during the accounting period covered by the financial statements attached hereto as Attachment 1 (the “Financial Statements”). Such review did not disclose the existence during or at the end of such accounting period covered by the Financial Statements, and I have no knowledge of the existence, as of the date of this certificate, of any condition or event which constitutes a Default or Event of Default.

4. Attached hereto as Attachment 2 are the computations showing compliance with the covenants set forth in Sections 7.19 to 7.21 of the Credit Agreement.

Dated as of ______________, ___________.